LONDON STOCK EXCHANGE
An LSEG Business

NS Transaction in Own Shares

TRANSACTION IN OWN SHARES

UNILEVER PLC

Released 17:57:58 17 October 2023

RNS Number : 4379Q
Unilever PLC
17 October 2023

TRANSACTIONS IN OWN SECURITIES

17 October 2023

Unilever PLC (the "**Company**") announces today that it has purchased the following number of its ordinary shares on the London Stock Exchange from Merrill Lynch International ("**the Broker**"). The repurchased shares will be held in treasury.

Ordinary Shares

Date of purchases:	17 October 2023
Number of ordinary shares purchased:	836,116
Highest price paid per share:	GBp 3,998.50
Lowest price paid per share:	GBp 3,943.00
Volume weighted average price paid per share:	GBp 3,978.67

Such purchases form part of the Company's existing share buy-back programme and were effected pursuant to the instructions issued to the Broker by the Company on 8 September 2023, as announced on that date.

Following the purchase of these shares, Unilever holds 16,181,572 of its ordinary shares in treasury and has 2,500,415,766 ordinary shares in issue (excluding treasury shares).

Aggregated information

Trading venue	**Volume weighted average price (GBp)**	**Aggregated volume**
LSE	3,978.74	670,603
Cboe BXE	3,979.68	75,674
Cboe CXE	3,977.34	89,839
Aquis	0.00	0
Turquoise	0.00	0

Media Enquires:
Please contact the Unilever Press Office at: Press-Office.London@Unilever.com

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 as it applies in the UK (the Market Abuse Regulation), a full breakdown of the individual trades made by the Broker on behalf of the Company as part of the buy-back programme is detailed below:

http://www.rns-pdf.londonstockexchange.com/rns/4379Q_1-2023-10-17.pdf

These purchases are the last purchases to be made under the non-discretionary programme between the Company, on the one hand, and the Broker, on the other hand, announced on 8 September 2023, as that nondiscretionary programme has been completed in accordance with its terms.

This information is provided by RNS, the news service of the London Stock Exchange. RNS is approved by the Financial Conduct Authority to act as a Primary Information Provider in the United Kingdom. Terms and conditions relating to the use and distribution of this information may apply. For further information, please contact rns@lseg.com or visit www.rns.com.

RNS may use your IP address to confirm compliance with the terms and conditions, to analyse how you engage with the information contained in this communication, and to share such analysis on an anonymised basis with others as part of our commercial services. For further information about how RNS and the London Stock Exchange use the personal data you provide us, please see our Privacy Policy.

END

POSKZMMGVNVGFZM

London Stock Exchange plc is not responsible for and does not check content on this Website. Website users are responsible for checking content. Any news item (including any prospectus) which is addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, including restrictions on use and distribution apply.

© 2023 London Stock Exchange plc. All rights reserved.